ASSET PURCHASE AGREEMENT

by and among

RAN COPACKING SOLUTIONS LLC

ALLEN PARK

RAMI ABI

ANNESS ZIADEH

RANCO, LLC

And

CFN ENTERPRISES, INC.

dated as of

July 1, 2023

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of July 1, 2023 (the “Effective Date”), is entered into among Allen Park, Rami Abi, and Anness Ziadeh (collectively the “Founders”) and RAN CoPacking Solutions LLC, a California limited liability company (“Seller” and, together with Founders, the “Seller Group Parties”), RANCO, LLC, a Delaware limited liability company (“Buyer”), and CFN Enterprises, Inc., a Delaware corporation (“Buyer Parent” and, together with Buyer, the “Buyer Group Parties”) on the other hand (Buyer, Buyer Parent, Seller, and Founders may be individually referred to as a “Party” and collectively as the “Parties”).

RECITALS

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities (each as defined herein), subject to the terms and conditions set forth herein (the “Transaction”); and

WHEREAS, Founders are the sole owners of Seller and expect to receive significant direct and indirect benefits as a result of the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1.Closing. The closing of the Transaction (the “Closing”) shall take place remotely on the Effective Date via the exchange of closing documents in PDF or other electronic format,  The consummation of the Transaction shall be deemed to occur at 12:01 a.m. on the Effective Date.

Section 1.2.Closing Deliverables.

(a)Seller acknowledges receipt of the following from Buyer at Closing:

(i)evidence, in form and substance reasonably acceptable to Seller, that Buyer has the ability to access sources of liquidity sufficient to support its ongoing operations in a manner that is not significantly detrimental to the Business;

(ii)a counterpart signature page to an assumption agreement among Buyer, Seller and the landlord (“Landlord”) of Seller’s facility at 2025 Long Beach Avenue, Los Angeles, CA 90058 (the “Facility”);

(iii)a counterpart signature page to the Assignment of Assets/Liabilities and Contracts and Bill of Sale in the form of Exhibit A hereto (the “Assignment”), duly executed by Buyer;

(iv)a counterpart signature page to the Indemnification Agreement (the “Indemnification Agreement”), duly executed by Buyer;

(v)a stock issuance agreement in Parent’s standard form, duly executed by Parent, evidencing the Closing Shares of Buyer Parent Common Stock; and

(vi)a certified copy of the resolutions (or written consent) of Buyer and Buyer Parent’s boards of directors (or other governing body) authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to the issuance of the Closing Shares and Earnout Shares.

(b)Buyer acknowledges receipt of the following from Seller at Closing:

(i)a counterpart signature page to the Assignment, duly executed by Seller;

(ii)a counterpart signature page to the assumption agreement for the Facility, signed by Seller and Landlord;

(iii)a counterpart signature page to the Indemnification Agreement, duly executed by Allen Park;

(iv)a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Seller;

(v)copies of the executive employment agreements, duly executed by each Founder on Buyer Parent’s standard form (the “Executive Employment Agreements”); and

(vi)all consents and approvals from governmental authorities and third parties under Assigned Contracts, necessary to ensure that Buyer will continue to have the same full rights with respect to the Purchased Assets as Seller had immediately prior to the Closing.

Section 1.3.Purchase and Sale of Assets.

(a)Purchased Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases from Seller, all of Seller’s right, title and interest in the assets set forth on Schedule 1.3 (the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (“Encumbrance”).

(b)Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the corporate seals, organizational documents, minute books, stock books, Tax returns, books of account or other records having to do with the corporate organization of Seller; or the rights which accrue or will accrue to and Founders Seller under this Agreement (collectively, the “Excluded Assets”).

Section 1.4.Assumption of Liabilities.

(a)Buyer hereby assumes and agrees to pay, perform and discharge the liabilities and obligations under the Purchased Assets, but only to the extent that such liabilities and obligations do not relate to any breach, default or violation by Seller on or prior to the Closing (collectively, the “Assumed Liabilities”).

(b)Notwithstanding anything in this Agreement to the contrary, Buyer is not assuming any liabilities of Seller, whether or not incurred in connection with the conduct of the Business, other than the Assumed Liabilities, and all such liabilities (the “Excluded Liabilities”) shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. For the sake of clarity, except to the extent specifically set forth above, the Excluded Liabilities shall include, and Buyer shall not be the successor to, and does not and will not assume or be responsible for, (i) any liability accruing, related to or otherwise arising out of the conduct or operation of the Business or the ownership, leasing or use of the Purchased Assets on or prior to the Closing (excluding, for the avoidance of doubt, Assumed Liabilities), (ii) any liability arising in respect of or relating to the employment of the present or former employees, officers, directors, retirees, independent contractors or consultants of Seller, or any liability to indemnify, reimburse or advance amounts to any present or former officer, director, member, shareholder, manager, general partner, limited partner, employee or agent of Seller (including with respect to any breach of fiduciary obligations by any such party) arising on or prior to the Closing or in connection with this Agreement, or any liability arising in respect of or relating to any employee benefit plan (including any salary, vacation pay, severance pay, bonus or other similar liabilities), (iii) occupation of any currently or formerly leased or owned real property or personal property, (iv) any liability of Seller or Founders for federal, state, local and foreign taxes or similar charges of any kind whatsoever, including income, gross receipts, profits, estimated, excise, custom, duty, property, sales, use (or any similar taxes), value added, transfer, stamp, margin, franchise, payroll, withholding, social security and municipal taxes of any kind or other taxes, including any interest, penalties and additions imposed with respect to such amounts, whether disputed or not (“Taxes”), (v) performance prior to the Closing under the Assigned Contracts (including Seller’s use of any items of personal property leased pursuant thereto), and (vi) any liability in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets, to the extent such Action relates to such operation on or prior to the Closing, in each case whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, or otherwise, and whenever and wherever arising, and any such succession, assumption, responsibility, liability or obligation is expressly disclaimed.

Section 1.5.Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration for the purchase of the Purchased Assets, Buyer shall pay or issue (or cause to be issued) to Seller the following aggregate consideration (the “Purchase Price”):

(a)At the Closing, Buyer Parent shall issue to Seller, or at Seller’s direction, forty million (40,000,000) shares (the “Closing Shares”) of Buyer Parent’s common stock, par value $0.001, transfer or assignment of which shall be restricted pursuant to applicable securities laws (the “Buyer Parent Common Stock”). At the Closing, Founders shall have the right to nominate one (1) candidate for election to Buyer Parent’s Board of Directors in accordance with Buyer Parent’s bylaws.

(b)Following the Closing, in cash, by wire transfer of immediately available funds to the account designated by Seller in writing, the aggregate amount of One Million Dollars ($1,000,000) (the “Deferred Cash Consideration”), payable in quarterly installments in an amount equal to the lesser of (i) Buyer’s gross revenues attributable to the Business from and after the Closing, net of all accrued debts, liabilities, and obligations of the Buyer and all amounts necessary or advisable to reserve, designate, or set aside for actual or anticipated costs, payments, liabilities, obligations, and claims with respect to the Business, all as determined in good faith by Buyer, and (ii) Two Hundred Fifty Thousand Dollars ($250,000), until paid in full.

Section 1.6.Earn Out Shares. Following the Closing, and as additional consideration for the Transaction, Buyer shall cause shares (the “EarnOut Shares”) of Buyer Parent Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Buyer Parent Common Stock occurring after the Closing) to be issued to Seller, or at Seller’s direction, upon the following terms and conditions:

(a)Eight Million (8,000,000) shares of Buyer Parent Common Stock to be issued upon Buyer achieving $19,000,000 in gross revenue attributable to the Business and a net profit of $3,900,000 within the twelve (12) month period beginning on the date that is three (3) months after the Effective Date (the “First Earnout Period”); and

(b)Eight Million (8,000,000) shares of Buyer Parent Common Stock to be issued upon Buyer achieving $29,000,000 in gross revenue attributable to the Business and a net profit of $5,900,000 within the twelve month period beginning on the day immediately following the end of the First Earnout Period.

Section 1.7.Reservation of Shares. Buyer Parent shall at all times prior to the full issuance of the EarnOut Shares, reserve and keep available out of its authorized but unissued capital stock, for the purpose of issuing the EarnOut Shares, such number of its duly authorized shares of Buyer Parent Common Stock as shall from time to time be sufficient to effect the issuance of the EarnOut Shares; and if at any time the number of authorized but unissued shares of Buyer Parent Common Stock shall not be sufficient to effect the issuance of the EarnOut Shares, the Buyer Parent shall take such corporate action as may be necessary to increase its authorized but unissued shares of Buyer Parent Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to Buyer Parent’s Certificate of Incorporation.

Section 1.8.Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets for all purposes (including Tax and financial accounting) as agreed by their respective accountants, negotiating in good faith on their behalf. Buyer and Seller shall file all Tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

Section 1.9.Taxes.

(a)Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer may be required to deduct and withhold under any applicable Tax law. All such withheld amounts shall be treated as delivered to Seller hereunder.

(b)Seller shall be responsible for timely reporting, filing and paying all Taxes resulting from or payable in connection with the sale of the Purchased Assets pursuant to this Agreement, regardless of the Person on whom such Taxes are imposed by applicable law, except that any transfer fee or other charge incurred by Buyer to effect the transfer or assignment of title or other record ownership of any of the Purchased Assets shall be the sole responsibility of Buyer.

Section 1.10.Proration. The Parties shall allocate costs and payments of the Business as of the Closing, with all costs and payments of the Business prior to the Closing allocated to Seller and all costs and payments of the Business subsequent to the Closing allocated to Buyer. Except as otherwise set forth herein, each Party shall pay its own costs and expenses related to the Transaction. To the extent feasible, at the Closing, Buyer and Seller shall prorate as of the Closing, in accordance with their respective obligations herein, any costs or payments relating to the Purchased Assets that relate to periods both before and after Closing which become due and payable after the Closing with respect to (i) the Purchased Assets, and (ii) the Assigned Contracts (as defined below).

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER AND FOUNDERS

Seller and Founders, jointly and severally, represent and warrant to Buyer that the statements contained in this 0 are true and correct as of the Closing. For purposes of this 0, “Seller’s knowledge” and any similar phrases shall mean the current actual knowledge of the Founders.

Section 2.1.Organization and Authority of Seller; Enforceability. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the state of California. Seller has full power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the Transaction. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the Transaction have been duly authorized by all requisite action on the part of Seller and the Founders. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller and each Founder, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller and each Founder, enforceable against Seller and each Founder in accordance with their respective terms.

Section 2.2.No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the Transaction, do not and will not: (a) violate or conflict with the certificate of formation, operating agreement or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the

Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets. Except as set forth on Schedule 3.2, no consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the Transaction, including the assignment of any of the Assigned Contracts (as hereinafter defined).

Section 2.3.Title to Purchased Assets. Seller owns and has good title to the Purchased Assets, free and clear of Encumbrances. None of the Purchased Assets are leased or on loan by Seller to any third party. No Purchased Asset is in the possession of others (other than immaterial items temporarily in the possession of others for maintenance or repair), neither Seller nor any of its affiliates holds any Purchased Asset on consignment, and each Acquired Assets has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it is presently used. Upon the Closing, Buyer shall continue to be vested with good title or a valid leasehold interest in all of the Purchased Assets. The Purchased Assets will continue to be available to Buyer immediately after the Closing in the same manner as currently available to Seller, and Seller has received no written notice from any person threatening to take any action that would in any way limit Buyer’s access to, or interrupt the availability of, the Purchased Assets.

Section 2.4.Sufficiency of Assets. The Purchased Assets constitute all the properties, assets, contracts and rights whether tangible or intangible which are used or necessary to operate the business of the Seller in the manner presently conducted (the “Business”).

Section 2.5.Assigned Contracts. Schedule 2.5 includes each contract included in the Purchased Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”). Each Assigned Contract is valid and binding on Seller in accordance with its terms. None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. There are no setoffs, counterclaims or disputes existing or asserted with respect to any such Assigned Contract, and Seller has not made any agreement with any other party thereto for any deduction from or increase to any amount payable thereunder. There are no facts, events or occurrences which in any way impair the validity or enforcement of any Assigned Contract or tend to reduce or increase the amounts payable thereunder. Seller has not, directly or indirectly, by operation of law or otherwise, transferred or assigned all or any part of its right, title or interest in and to any Assigned Contract to any other Person. No Assigned Contract automatically terminates or allows termination by the other party thereto as a result of the completion of the Transaction. At and after the Closing, Buyer shall have and shall be entitled to exercise all of its rights under each Assigned Contract, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Seller would otherwise be required to pay had the Transaction not occurred. There is no contract of service in force between Seller and any of its directors, shareholders, officers or employees which is not terminable by Seller without compensation on less than three (3) months’ notice given at any time or which provides for compensation specifically in connection with the Transaction. There are no consultancy or management services agreements in existence between Seller and any other Person with respect to the Business.

Section 2.6.No Undisclosed Liabilities. Seller does not directly or indirectly own or have any capital stock or other equity interest in any Person. Except (a) to the extent and for the amount reflected as a liability on the balance sheet included in the financial statements provided to Buyer, or (b) liabilities incurred in the ordinary course of business since the date of the balance sheet included in such financial statements (none of which will or may reasonably be expected to have an adverse effect upon the Business), Seller does not have any liabilities whatsoever, known or unknown, asserted or unasserted, liquidated or unliquidated, accrued, absolute, contingent, or otherwise, there is no basis for any claim against Seller or any of the Purchased Assets for any such liability and there is no basis for any such liability to become the liability of Buyer from and after the Closing. No representation or warranty of the Seller contained in this Agreement, and no certificate furnished or to be furnished to Buyer at the Closing contains any untrue statement of a material fact or, to Seller’s knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

Section 2.7.Tax Matters. Seller has timely and properly filed all Tax returns that it was required to file. All such Tax returns were complete and correct in all respects and were prepared in compliance with all applicable laws. All Taxes owed by Seller have been paid. Other than a filing extension until October 2023 with respect to its Tax return for 2022, Seller is not the beneficiary of any extensions of time within which to file any Tax return. No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax returns that Seller is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

Section 2.8.Environmental Matters. Seller is and at all times has been in full compliance with and has not been and is not in violation of or liable under any applicable law relating to pollution or protection of human health, safety, the environment, natural resources or law relating to releases or threatened releases of hazardous materials into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of hazardous materials (an “Environmental Law”). Seller has no basis to expect nor has it received any actual or threatened order, notice or other communication from any governmental authority or other Person of any actual or potential violation or failure to comply with any Environmental Law.

Section 2.9.Non-foreign Status. Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

Section 2.10.Legal Proceedings. Except as set forth on Schedule 2.10, there is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Seller’s knowledge, threatened against or by Seller (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the Transaction. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. Seller is in compliance with all laws, permits, orders, ordinances, rules and regulations, whether civil or criminal, of any federal, state, local or foreign governmental authority applicable to the Business and has not committed any violation of any law applicable to the Purchased Assets and/or the operation of the Business.

Section 2.11.Insolvency. No order has been made or petition presented or resolution passed for the winding up of Seller, nor has any distress execution or other process been levied against Seller or action taken to repossess goods in the possession of Seller. Seller has not made or proposed any arrangement or composition with creditors or any class of its creditors. Seller will be solvent upon the consummation of the Transaction.

Section 2.12.Investment Intent. To the extent applicable, each Seller Group Party is acquiring the Buyer Parent Common Stock for investment for its own account for investment only, and not with a view to any resale or public distribution thereof. Each Seller Group Party, as applicable, shall not offer to sell or otherwise dispose of such Seller Group Party’s Buyer Parent Common Stock in violation of any applicable laws to any such offer, sale or other disposition. Such Seller Group Party acknowledges that (a) the equity interests represented by the Buyer Parent Common Stock have not been registered under the Securities Act of 1933, or any state securities laws, and neither Buyer nor Buyer Parent will be obligated to register any such equity interests; and (b) such Seller Group Party must bear the economic risk of its investment in such equity interests for an indefinite period of time. Such Seller Group Party has knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of acquiring and holding such equity interests.

Section 2.13.Independent Investigation. Such Seller Group Party hereby acknowledges and agrees that it is a sophisticated Person with respect to the Transaction, and has such information as it deems appropriate under the circumstances concerning the business and financial condition of Buyer and Parent and the equity interests represented by the Parent Common Stock to make an informed decision regarding the acquisition of the equity interests represented by the Parent Common Stock. Such Seller Group Party further hereby agrees that it has independently made its own analysis and decision to enter into the Transaction based on such information as it has deemed appropriate under the circumstances and without reliance on the Buyer, except as expressly set forth herein. Without limiting the generality of the foregoing, such Seller Group Party acknowledges and agrees that Buyer makes no representations or warranties as to the Buyer, the equity interests represented by the Buyer Parent Common Stock or the Transaction, other than as expressly set forth in this Agreement, and such Seller Group Party is not relying on any representation or warranty other than those expressly set forth in this Agreement and Buyer’s reports published in accordance with the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Section 2.14.Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Seller.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER GROUP PARTIES

Buyer and Buyer Parent represent and warrant to Seller and Founders that the statements contained in this 0 are true and correct as of the Closing. For purposes of this 0, “Buyer’s knowledge” and any similar phrases shall mean the current actual knowledge of Brian Ross and Mario Marsillo Jr.

Section 3.1.Organization and Authority of Buyer; Enforceability. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has full limited liability company power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the Transaction. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the Transaction have been duly authorized by all requisite action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 3.2.No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the Transaction, do not and will not: (a) violate or conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the Transaction.

Section 3.3.Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that would or would reasonably expected to impede the ability of the Buyer Group Parties to consummate the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.4.Valid Issuance of Buyer Parent Common Stock. The Closing Shares and EarnOut Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and liens or encumbrances created by or imposed by the Seller or Founders. Assuming the accuracy of the representations of the Seller and Founders in 0, the Closing Shares and EarnOut Shares will be issued in compliance with all applicable federal and state securities laws.

Section 3.5.Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Buyer.

Section 3.6.Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transaction, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in this Agreement; and (b) neither Seller nor any other Person has made any representation or warranty as to the Purchased Assets or this Agreement, except as expressly set forth in this Agreement.

ARTICLE IV
COVENANTS

Section 4.1.Employees and Employee Benefits.

(a)At or prior to the Closing, Seller shall terminate, pay severance to, and obtain enforceable liability releases from, all employees of the Business who are actively at work on the Effective Date. At Buyer’s sole discretion, Buyer may offer employment, on an “at will” basis, to any or all of such employees. Seller shall bear any and all obligations and liability resulting from employment losses pursuant to this 0 under the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(b)Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time at or prior to the Closing and Seller shall pay all such amounts to all entitled persons at or prior to the Closing.

(c)Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring at or prior to the Closing. Seller also shall remain solely responsible for all worker’s compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Business which relate to events occurring at or prior to the Closing. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

Section 4.2.Confidentiality. Each Party shall ensure that all (i) information not available to the general public concerning the Business and financial affairs with respect to a Party hereto, (ii) analyses, compilations, forecasts, studies and other documents prepared on the basis of such information by the Parties or their agents, representatives, any related Person, employees or consultants, and (iii) any information clearly marked as “Confidential” by the disclosing Party (the

“Confidential Information”) which such Party or any of its respective officers, directors, employees, counsel, agents, or accountants may have obtained, or may hereafter obtain, from the other Party (or create using any such information) relating to the financial condition, results of operations, Business, properties, assets, liabilities or future prospects of the other Party, any related person of the other Party or any customer or supplier of such other Party or any such related person shall not be published, disclosed or made accessible by any of them to any other Person at any time or used by any of them, in each case without the prior written consent of the other Party; provided, however, that the restrictions of this sentence shall not apply (A) as may otherwise be required by applicable law, (B) to the extent such Confidential Information shall have otherwise become publicly available, and (C) as to Buyer, to disclosure by or on its behalf to regulatory authorities or other third parties whose consent or approval may be required to consummate the Transaction and to its lenders and professionals for the purpose of obtaining financing of such Transaction. Seller shall ensure that all Confidential Information relating to the financial condition, results of operations, Business, properties, assets, liabilities or future prospects of the Buyer, any related person of the Buyer or any customer or supplier of the Buyer or any such related person shall not be published, disclosed or made accessible by any of them to any other Person at any time or used by any of them, in each case without the prior written consent of the Buyer; provided, however, that the restrictions of this sentence shall not apply (1) as may otherwise be required by applicable law, (2) to the extent such Confidential Information shall have otherwise become publicly available, and (3) as to Buyer, to disclosure by or on its behalf to regulatory authorities or other third parties whose consent or approval may be required to consummate the Transaction and to its lenders and professionals for the purpose of obtaining financing of such Transaction.

Section 4.3.Public Announcements. Unless otherwise required by applicable law, regulation, Securities and Exchange Commission or stock exchange requirements, no Party shall make any public announcements regarding this Agreement or the Transaction without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed).

Section 4.4.Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any Tax return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 4.5.Name Change. Seller agrees that from and after the Closing, Seller shall cease, and shall cause any of its affiliates to cease, using the names “RAN”, “RAN CoPacking”, and “RANCO” and any substantially similar names which would reasonably be likely to lead to consumer confusion of an affiliation with Buyer, any of its affiliates, the Business, or activities engaged in by Buyer or any of its affiliates. Seller further agree that as soon as practicable, but in no event later than five (5) days after the Closing, Seller shall take all such action as may be necessary to amend its articles of organization and operating agreement to change the name of Seller such that it ceases to refer to the name “RAN”, “RAN CoPacking”, or “RANCO”.

Section 4.6.Cooperation. Subject to the terms and conditions of this Agreement, the Parties shall cooperate fully with each other and their respective counsel and accountants in connection with, and take or cause to be taken and do or cause to be done, any actions required to be taken under applicable law to make effective the Transaction. On or after the Closing, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement. Should Seller, in its reasonable discretion, determine after the Closing that books, records or other materials constituting Purchased Assets are still in the possession of Seller, Seller shall promptly deliver them to Buyer at no cost to Buyer. Seller hereby agrees to cooperate with Buyer to ensure a proper transition of all customers with respect to billing and customer service activities.

Section 4.7.Restriction on Competition. Each Seller Group Party agrees, for itself and not for any other Seller Group Party, that contingent upon Buyer’s continued compliance with its obligation to pay the Deferred Cash Consideration, if applicable, due and owing, and subject to permitted setoffs, under the terms of this Agreement, for a five (5) year period beginning on the Effective Date (the “Restricted Period”), such Seller Group Party, shall, and shall cause those of its affiliates (other than the Buyer Parent and the Buyer) who act on behalf of such Seller Group Party (collectively, “Restricted Persons”) to, refrain from, directly or indirectly, individually or on behalf of such Seller Group Party, engaging in, controlling, managing, serving as a director, officer or employee of, or formally acting as a consultant, advisor to or contractor or other agent for any business substantially similar to the Business or in competition with the Buyer Parent or any subsidiary of Buyer Parent (including Buyer) anywhere in the world. Notwithstanding the foregoing, nothing herein shall prohibit the Seller Group Parties or their respective affiliates, during the Restricted Period, from:

(a)Undertaking any activities at the direction of, or otherwise on behalf of Buyer Parent or any of its subsidiaries (including Buyer) or affiliates as an employee or consultant of Buyer or any affiliate of Buyer; or

(b)Owning (other than through a trust over which the Seller Group Party does not have control) capital stock or other equity interests of any Person whose securities are listed on a national securities exchange so long as (i) such Seller Group Party, together with its affiliates, and any member of a group in which such Seller Group Party or any of its affiliates is a party, do not own more than one percent (1%) of the outstanding voting power of such Person and (ii) such capital stock or other equity interests of such Person are held by such Seller Group Party solely as a passive investment.

Section 4.8.Restriction on Solicitation. Each Seller Group Party agrees, for itself and not for any other Seller Group Party, that contingent upon Buyer’s continued compliance with its obligation to pay the Deferred Cash Consideration, if applicable, due and owing, and subject to permitted setoffs, under the terms of this Agreement, such Seller Group Party shall not during the Restricted Period, except at the direction or with the approval of, or otherwise on behalf of Buyer Parent, or any of its subsidiaries (including Buyer), or affiliates as an employee or consultant of Buyer, or any affiliate of Buyer, directly or indirectly (a) encourage, solicit or induce, or in any manner attempt to encourage, solicit or induce any Person employed by, or providing consulting services to Buyer Parent or any subsidiary of Buyer Parent (including Buyer), to terminate such Person’s employment or services (or in the case of a consultant, materially reduce such services) with Buyer Parent or any subsidiary of Buyer Parent (including Buyer); provided that the restrictions set forth in this subclause (a) shall not limit any party’s ability to engage in any general advertising or general solicitation (in whatever form or medium) not targeted at the employees of Buyer Parent or any subsidiary of Buyer Parent (including Buyer) or apply in respect of any Person (i) who responds to general advertising or general solicitation (in whatever form or medium) not targeted at employees of Buyer Parent or any subsidiary of Buyer Parent (including Buyer), or (ii) whose employment or engagement with Buyer Parent or any subsidiary of Buyer Parent (including Buyer) was terminated by Buyer Parent or any subsidiary of Buyer Parent (including Buyer), as the case may be, (b) hire any individual who was known, after reasonable inquiry, to have been employed by Buyer Parent or any subsidiary of Buyer Parent (including Buyer), within the six (6) month period prior to the date of such hiring (provided that the restrictions set forth in this subsection (b) shall not apply in respect of any Person whose employment or engagement with Buyer Parent or any subsidiary of Buyer Parent (including Buyer) was terminated by Buyer Parent or any subsidiary of Buyer Parent (including Buyer), as the case may be) or (c) encourage, solicit or induce, or attempt to encourage, solicit or induce, any customer, client or business partner of Buyer Parent or any subsidiary of Buyer Parent (including Buyer) to terminate or materially reduce such person’s or entity’s relationship with or services to Buyer Parent or any subsidiary of Buyer Parent (including Buyer), as applicable.

Section 4.9.Restrictions on Disparagement. Subject to any permissible disclosures under applicable laws, each Seller Group Party agrees, for itself and not for any other Seller Group Party, that contingent upon Buyer’s continued compliance with its obligation to pay the Deferred Cash Consideration, if applicable, due and owing, and subject to permitted setoffs, under the terms of this Agreement, such Seller Group Party shall during the Restricted Period, except as otherwise mutually agreed in writing by the parties hereto, and the Restricted Persons shall not, directly or indirectly, whether through any of its or their respective officers, directors, managers, employees or agents or otherwise make any disparaging, critical, adverse, derogatory, negative or false statement or comment about Buyer Parent or any subsidiary of Buyer Parent (including Buyer) or any of its or their respective affiliates, directors, officers or employees.

Section 4.10.Buyer Parent Guaranty. Buyer Parent unconditionally and irrevocably guarantees to Seller and its successors and assigns the full and timely performance of Buyer’s obligations required to be performed at and after the Closing, including the obligation to pay the Deferred Cash Consideration pursuant to this Agreement as the same is now or may hereafter be in effect (collectively, the “Guaranteed Buyer Obligations”). Buyer Parent acknowledges and agrees that its guaranty is full, absolute and unconditional, is a guaranty of performance and not merely of collection and is in no way conditioned or contingent upon any attempt to collect from Buyer, and no extension, increase, modification, amendment, waiver, consent, release or extinguishment of any Guaranteed Buyer Obligation, or other change in any Guaranteed Buyer Obligation, whether by agreement of Buyer and Seller, decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of its guaranty, nor will such validity and enforceability be affected by any lack of validity or enforceability of any obligation of Buyer as a result of the application of any bankruptcy, insolvency, moratorium or other similar Law relating to creditors’ rights and general principles of equity to Buyer. Buyer Parent hereby waives, for the benefit of Seller, to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, including those which would otherwise require any election of remedies by Seller (other than payment of the applicable Guaranteed Buyer Obligations), and further waives any notice (including notice of acceptance or nonpayment), presentment, demand, performance, protest, suit or other action as the same pertains to Buyer or any of the applicable Guaranteed Buyer Obligations, or any right to require Seller to proceed against Buyer or to exhaust any security held by Seller, or to pursue any other remedy with respect to any of the applicable Guaranteed Buyer Obligations.

Section 4.11.Founders Guaranty. Founders, jointly and severally, unconditionally and irrevocably guarantee to Buyer and its successors and assigns the full and timely performance of Seller’s obligations required to be performed at and after the Closing pursuant to this Agreement as the same is now or may hereafter be in effect (collectively, the “Guaranteed Seller Obligations”). Each Founder acknowledges and agrees that his guaranty is full, absolute and unconditional, is a guaranty of performance and not merely of collection and is in no way conditioned or contingent upon any attempt to collect from Seller, and no extension, increase, modification, amendment, waiver, consent, release or extinguishment of any Guaranteed Seller Obligation, or other change in any Guaranteed Seller Obligation, whether by agreement of Buyer and Seller, decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of its guaranty, nor will such validity and enforceability be affected by any lack of validity or enforceability of any obligation of Seller as a result of the application of any bankruptcy, insolvency, moratorium or other similar Law relating to creditors’ rights and general principles of equity to Seller. Each Founder hereby waives, for the benefit of Buyer, to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, including those which would otherwise require any election of remedies by Buyer (other than payment of the applicable Guaranteed Seller Obligations), and further waives any notice (including notice of acceptance or nonpayment), presentment, demand, performance, protest, suit or other action as the same pertains to Seller or any of the applicable Guaranteed Seller Obligations, or any right to require Buyer to proceed against Seller or to exhaust any security held by Buyer, or to pursue any other remedy with respect to any of the applicable Guaranteed Seller Obligations.

ARTICLE V
INDEMNIFICATION

Section 5.1.Survival of Representations, Warranties and Covenants. Subject to the limitations and other provisions of this Agreement, the representations and warranties (other than the Fundamental Representations) contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months after the Effective Date. Fundamental Representations shall survive the Closing and shall remain in full force and effect until the date that is ninety (90) days after the expiration of the applicable statute of limitations (and all extensions thereto). All covenants and agreements of the parties contained herein shall survive the Closing in accordance with their respective terms or, if the covenants and agreements do not specify their respective terms, until the date that is ninety (90) days after the expiration of the applicable statute of limitations (and all extensions thereto). The expiration of any representation, warranty or covenant shall not affect any claim made in good faith and in accordance with this Agreement prior to the date of such expiration. For purposes hereof, the representations and warranties contained in 0 (Organization and Authority of Seller; Enforceability); 0 (Title to

Purchased Assets); and 0 (Brokers) shall be referred to herein as the “Fundamental Representations”.

Section 5.2.Indemnification

(a)Indemnification By Seller Group Parties. Subject to the limitation and other provisions set forth herein, Seller and Founders, jointly and severally, shall defend, indemnify and hold harmless Buyer, its affiliates and their respective stockholders, members, managers, directors, officers, employees, and agents (the “Buyer Indemnified Parties”) from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements (collectively, “Buyer Losses”), arising from or relating to:

(i)any inaccuracy in or breach of any of the representations or warranties of Seller or Founders contained in this Agreement or any document to be delivered hereunder;

(ii)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller or Founders pursuant to this Agreement or any document to be delivered hereunder;

(iii)all Excluded Liabilities and Excluded Assets; or

(iv)any third-party claim based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Seller or any of its Affiliates (other than the Purchased Assets or Assumed Liabilities) conducted, existing or arising on or prior to the Effective Date.

(b)Indemnification By the Buyer Group Parties. From and after the Closing, Buyer and Buyer Parent shall defend, indemnify and hold harmless Seller, its affiliates and their respective stockholders, members, managers, directors, officers, employees, and agents from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to:

(i)any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder; or

(ii)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder;

(iii)any Assumed Liability; or

(iv)Liability arising out of the Buyer’s ownership or operation of the Purchased Assets or the Business after Closing, other than the Excluded Liabilities.

Section 5.3.Limitations on Indemnification.

(a)Notwithstanding anything contained in this Agreement to the contrary, in no event shall an Indemnifying Party be liable under this Agreement for any consequential or punitive damages, except (1) to the extent any such damages are awarded and paid or payable by an Indemnified Party to a third party in connection with any third party claim or (2) in the case of fraud or willful misconduct.

(b)Any claim for indemnification hereunder that is not asserted by written notice given as provided in 0 that specifically identifies a particular breach and the underlying facts and Losses relating thereto during the applicable period of survival as set forth in 0 may not be pursued and is hereby irrevocably waived upon and after the expiration of such period of survival.

Section 5.4.Manner of Payment.

(a)Any amounts owing by any Seller Group Party to any Buyer Indemnified Party for Buyer Losses claimed under 0 shall be satisfied directly from the applicable Seller Group Party, and, at such Buyer Indemnified Party’s option, such Seller Group Party shall satisfy the payment for such Buyer Losses either (i) in cash, (ii) in shares of Buyer Parent Common Stock held by such Seller Group Party, or (iii) in a combination of cash and Buyer Parent Common Stock.

(b)For the purposes of determining the value of each share of Buyer Parent Common Stock to be forfeited by a Seller Group Party pursuant to this Agreement, the value of a share of Buyer Parent Common Stock shall be the 10-trading day volume weighted average trading price of a share of Buyer Parent Common Stock on the OTCQB ending on the last trading day immediately prior to the date such amount becomes payable.

Section 5.5.Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 5.6.Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto,

shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party or by reason of the fact that the Indemnified Party knew or should have known that any such representation or warranty is, was or might be inaccurate.

Section 5.7.Right of Set-off. In the event of a breach by any Seller Group Party of the provisions of this Agreement, Buyer is hereby authorized at any time and from time to time, to the fullest extent permitted by law, and after five (5) business days prior written notice to the Seller, to set-off and apply any and all indebtedness or other amounts (including any unpaid portion of the Purchase Price and any unissued Buyer Parent Common Stock) at any time owing by Buyer to the Seller and/or Founders against any and all of the obligations of the Seller or Founders now or hereafter existing.

Section 5.8.Exclusive Remedies. The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this 0; provided, that, nothing in this 0 shall limit Buyer’s right to seek and obtain any equitable relief to which Buyer may be entitled pursuant to 0 and 0 of this Agreement.

Section 5.9.Purchase Price Adjustment.  All amounts paid under this 0 shall, to the greatest extent permitted by law, be treated as an adjustment to the Purchase Price.

ARTICLE VI
MISCELLANEOUS

Section 6.1.Expenses. All costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such costs and expenses.

Section 6.2.Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this 0):

If to Seller:	2025 Long Beach Avenue
Los Angeles, California 90058
E-mail: allen@rancps.com
Attention: Allen Park

with a copy to (which shall not	Heath Steinbeck, LLP
constitute notice):	15233 Ventura Blvd., Ste 500
Sherman Oaks, CA 91403
E-mail: rsteinbeck@heathsteinbeck.com
Attention: Roger Steinbeck

If to Buyer or Buyer Parent:	600 East 8th Street
Whitefish, Montana 59937
E-mail: mmarsillo@cfnenterprisesinc.com
Attention: Mario Marsillo Jr.

with a copy to (which shall not	Zuber Lawler LLP
constitute notice):	350 South Grand Avenue, 32nd Floor
Los Angeles, CA 90071
E-mail: jrobertson@zublerlawler.com
Attention: Jim Robertson

Section 6.3.Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 6.4.Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 6.5.Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 6.6.Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

Section 6.7.No Third-party Beneficiaries. Except as provided in 0, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.8.Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto.

Section 6.9.Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 6.10.Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 6.11.Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the Transaction may be instituted in the federal courts of the United States of America or the courts of the State of Delaware, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Section 6.12.Waiver of Jury Trial. Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the Transaction.

Section 6.13.Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 6.14.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seller: RAN COPACKING SOLUTIONS LLC
By:/s/ Allen Park
Allen Park
Chief Executive Officer
Founders:

ALLEN PARK

/s/ Allen Park
RAMI ABI

/s/ Rami Abi
ANNESS ZIADEH

/s/ Anness Ziadeh

Buyer: RANCO, LLC
By: /s/ Mario Marsillo Jr.
Mario Marsillo Jr.
Authorized Signatory

Buyer Parent:
CFN ENTERPRISES, INC.

By: /s/ Mario Marsillo Jr.
Mario Marsillo Jr.
Authorized Signatory